Exhibit (a)(1)

YY INC.

NOTICE OF REPURCHASE OF NOTES
AT OPTION OF HOLDERS

2.25% CONVERTIBLE SENIOR
NOTES DUE 2019

CUSIP Number 98426TAB21

The Holders’ option to require the Company to repurchase the Notes expires at
5 p.m., New York City time, on March 30, 2017.

To the Holders of the 2.25% Convertible Senior Notes due 2019 of YY Inc.:

Reference is made to the Indenture dated as of March 24, 2014 (the “Indenture”) between YY Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands, as issuer (the “Company”), and Deutsche Bank Trust Company Americas, a New York banking association, as trustee (the “Trustee”) relating to the Company’s 2.25% Convertible Senior Notes due 2019 (the “Notes”).

This Notice is being delivered to the Trustee and the holders of record of the Notes pursuant to Section 15.01 of the Indenture. Capitalized terms used herein and not otherwise defined shall have the respective meanings accorded to such terms in the Indenture.

Holders of the Notes may require the Company to repurchase for cash on April 1, 2017 (the “Repurchase Date”) all of such Holder’s Notes, or any portion thereof that is an integral multiple of US$1,000 principal amount, subject to the terms and conditions of the Indenture (the “Repurchase Right”). The Company states that:

(i)	The Repurchase Right expires at 5 p.m., New York City time, on March 30, 2017 (the “Repurchase Expiration Time”).

(ii)	The repurchase price (the “Repurchase Price”) for the Notes shall be an amount in cash equal to one hundred percent (100%) of the principal amount of the Notes to be so repurchased, plus accrued and unpaid interest, if any, to, but excluding, the Repurchase Date in respect of which a repurchase notice (in the form attached hereto as Exhibit A) is given (the “Repurchase Notice”), provided that any such accrued and unpaid interest shall be paid to the Holders of such Notes at the close of business on March 15, 2017, the Regular Record Date immediately preceding the Repurchase Date.

(iii)	The Repurchase Date is April 1, 2017.

(iv)	The addresses for the Conversion Agent and Paying Agent are as follows:

[1]	The CUSIP number is included solely for the convenience of the holders of Notes. Neither the Company nor the Trustee shall be responsible for the selection or use of the CUSIP number, nor is any representation made as to its correctness with respect to the Notes or as indicated in this notice.

Conversion Agent:

Deutsche Bank Trust Company Americas

DB Services Americas, Inc

5022 Gate Parkway Suite 200

MS JCK01-0218 Jacksonville, FL 32256

Paying Agent:

Deutsche Bank Trust Company Americas

DB Services Americas, Inc

5022 Gate Parkway Suite 200

MS JCK01-0218 Jacksonville, FL 32256

(v)	The Notes with respect to which a Repurchase Notice has been delivered by a Holder may be converted only if the Holder withdraws the Repurchase Notice in accordance with the terms of the Indenture.

(vi)	A Holder will be entitled to withdraw its election in the Repurchase Notice if the Paying Agent receives, prior to 5 p.m., New York City time, on March 30, 2017, a written notice specifying: (A) the name of such Holder, (B) a statement that such Holder is withdrawing its election to have the Notes repurchased by the Company on such Repurchase Date pursuant to Section 15 of the Indenture, (C) the certificate number(s) of such Notes to be so withdrawn, if such Notes are certificated, (D) the principal amount of such Notes to be so withdrawn, which amount must be US$1,000 or an integral multiple thereof, and (E) the principal amount, if any, of such Notes that remain subject to the Repurchase Notice delivered by such Holder in accordance with Section 15 of the Indenture, which amount must be US$1,000 or an integral multiple thereof. If the Notes are Global Notes, the notice to withdraw must comply with appropriate procedures of The Depository Trust Company (the"Depositary").

(vii)	In accordance with Section 15.01 of the Indenture, to effect the repurchase of the Notes, the Holder thereof must:

(A)       deliver to the Trustee a duly completed Repurchase Notice, if the Notes are Physical Notes, or in compliance with the Depositary’s procedures for surrendering interests in Global Notes, if the Notes are Global Notes, in each case during the period beginning from 9:00 a.m., New York City time, on March 6, 2017 until 5 p.m., New York City time, on March 30, 2017; and

(B)       deliver the Notes, if the Notes are Physical Notes, to the Trustee at any time after delivery of the Repurchase Notice (together with all necessary endorsements) at the Corporate Trust Office of the Trustee, or effect book-entry transfer of the Notes, if the Notes are Global Notes, in compliance with the procedures of the Depositary, in each case such delivery being a condition to receipt by the Holder of the Repurchase Price therefor.

The Repurchase Price for any Note in respect of which a Repurchase Notice has been given and not withdrawn will be paid as promptly as practicable, but no later than the later of the Repurchase Date and the time of book-entry transfer or the delivery of such Note to the Paying Agent by the Holder thereof in the manner required by Section 15 of the Indenture (together with all necessary endorsements).

2

On and after such Repurchase Date, such Notes subject to repurchase will cease to be outstanding, interest on such Notes subject to repurchase pursuant to Section 15 of the Indenture will cease to accrue, and all rights of the Holders of such Notes shall terminate, other than the right to receive, in accordance with the Indenture, the Repurchase Price payable as provided in Section 15 of the Indenture.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures and direct any questions concerning the mechanics of repurchase to the Trustee by calling Chris Niesz at +1-201-593-2332.

No person has been authorized to give any information or to make any representation other than those contained in this Notice and, if given or made, such information or representation must not be relied upon as having been authorized. You should not assume that the information contained in this Notice is accurate as of any date other than the date on the signature page of this Notice. This Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Notice shall not under any circumstances create any implication that the information contained in this Notice is current as of any time subsequent to the date of such information. None of the Company, its board of directors, or its executive officers is making any representation or recommendation to any Holder as to whether or not to exercise the Repurchase Right. You should consult your own financial and tax advisors and must make your own decision as to whether to exercise the Repurchase Right and, if so, the principal amount of Notes for which the Repurchase Right should be exercised.

[Signature page follows]

3

Dated: March 1, 2017

Very truly yours,

YY INC.

By:	/s/ David Xueling Li
David Xueling Li
Chairman of the Board of Directors

[Signature Page to Notice of Repurchase of Notes at Option of Holders]

Exhibit A

FORM OF REPURCHASE NOTICE

To:	YY INC.

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from YY Inc. (the “Company”) regarding the right of Holders to elect to require the Company to repurchase the entire principal amount of this Note, or the portion thereof (that is US$1,000 principal amount or an integral multiple thereof) below designated, in accordance with the applicable provisions of the Indenture referred to in this Note, at the Repurchase Price to the registered Holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

In the case of certificated Notes, the certificate numbers of the Notes to be purchased are as set forth below:

Certificate Number(s): _____________________

Dated: _____________________

Signature(s)

Social Security or Other Taxpayer
Identification Number

Principal amount to be repaid (if less than all):
US$_______,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

A-1

Exhibit B

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Repurchase Right. To understand the Repurchase Right fully and for a more complete description of the terms of the Repurchase Right, we urge you to carefully read the other parts of this Notice because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary.

Who is offering to repurchase my Notes?

YY Inc., a Cayman Islands company (the “Company”), is obligated to repurchase those 2.25% Convertible Senior Notes due 2019 with respect to which you validly exercise your Repurchase Right. (Page C-1)

Why is the Company offering to repurchase my Notes?

The right of each Holder of the Notes to require the Company to repurchase such Holder’s Notes pursuant to the Repurchase Right at the time described in this Notice is a term of the Notes and has been a right of the Holders from the time the Notes were issued on March 24, 2014. We are required to repurchase the Notes of any Holder that exercises its Repurchase Right pursuant to the terms of the Notes and the Indenture. (Page C-1)

Which of the Notes is the Company obligated to repurchase?

We are obligated to repurchase all of the Notes surrendered (and not withdrawn) by any Holder through the facilities of, and in accordance with the procedures of, the Depositary prior to 5:00 p.m., New York City time, on March 30, 2017. As of February 28, 2017, US$400,000,000 in aggregate principal amount of the Notes was outstanding. The Notes were issued under the Indenture, dated as of March 24, 2014 (the “Indenture”), by and between the Company and Deutsche Bank Trust Company Americas, as trustee and paying agent (the “Trustee” and the “Paying Agent”) (Page C-1)

How much will the Company pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a repurchase price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, April 1, 2017 (the “Repurchase Price”), with respect to any and all Notes validly surrendered for repurchase and not withdrawn; provided that such accrued and unpaid interest shall be paid to the Holders of such Notes at the close of business on March 15, 2017, the Regular Record Date immediately preceding April 1, 2017 (the “Repurchase Date”). (Pages C-1 and C-2)

Can the Company redeem the Notes?

Subject to the provisions of the Indenture, the Company may, at its option, on not less than 30 days’ nor more than 60 days’ prior notice, redeem all but not part of the Notes (except in respect of certain Holders that elect otherwise as described in the Indenture) in connection with a change in tax law at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the redemption date as described in the Indenture. Upon receiving such notice of redemption, each Holder will have the right to elect to not have its Notes redeemed, subject to the provisions of the Indenture. (Page C-3)

What are my rights to convert my Notes?

Subject to and upon compliance with the provisions of the Indenture, a Holder will have the right, at such Holder’s option, to convert all or any portion (if the portion to be converted is US$1,000 principal amount or an integral multiple thereof) of such Note at any time prior to 5:00 p.m., New York City time, on March 28, 2019 at an initial conversion rate of 9.0334 ADSs (subject to certain adjustments, the “Conversion Rate”) per US$1,000 principal amount of Notes (the “Conversion Obligation”). If a Holder has already delivered a Fundamental Change Repurchase Notice or a Repurchase Notice with respect to a Note, such Holder may not surrender that Note for conversion until the Holder has withdrawn the applicable repurchase notice in accordance with the Indenture. The conversion of your Notes is subject to the provisions regarding conversion contained in the Indenture and the Notes.

Generally, if you exercise the conversion right and the price per ADS is less than the Conversion Price during the relevant observation period, the value of the consideration that you receive in exchange for your Notes will be less than the aggregate principal amount of the Notes. The Conversion Price at any given time is computed by dividing US$1,000 by the applicable Conversion Rate at such time. (Page C-2)

How will the Company fund the repurchase of the Notes?

The Company plans to use its cash balance and to arrange a loan in order to fund the repurchase of the Notes. The Company plans to repay the loan using future net cash generated by operations. (Page C-2)

How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Company’s ADSs and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Notes prior to making any decision with respect to the Repurchase Right. The value of the Notes upon exercise of the conversion right will be based on the applicable conversion rate for the Notes, as summarized above, under the caption “What are my rights to convert my Notes?” (Pages C-2 and C-3)

What does the board of directors of the Company think of the Repurchase Right?

The board of directors of the Company has not made any recommendation as to whether you should exercise the Repurchase Right. You must make your own decision whether to exercise the Repurchase Right and, if so, the principal amount of Notes for which the Repurchase Right should be exercised. (Page C-2)

When does the Repurchase Right expire?

Your right to exercise the Repurchase Right expires at 5:00 p.m., New York City time, on March 30, 2017 (the “Repurchase Expiration Time”), which is the second Business Day immediately preceding the Repurchase Date. We will not extend the period Holders have to exercise the Repurchase Right unless required to do so by U.S. federal securities law. (Page C-1)

What are the conditions to the repurchase by the Company of the Notes?

Our repurchase of Notes for which the Repurchase Right is validly exercised is not subject to any condition other than such repurchase being lawful, the relevant Notes being surrendered and the procedural requirements described in this Notice being satisfied. (Pages C-3, C-4 and C-5)

How do I exercise the Repurchase Right?

In accordance with Section 15.01 of the Indenture, to effect the repurchase of the Notes, the Holder thereof must:

(i)	deliver to the Trustee a duly completed Repurchase Notice, if the Notes are Physical Notes, or in compliance with the Depositary’s procedures for surrendering interests in Global Notes, if the Notes are Global Notes, in each case during the period beginning from 9:00 a.m., New York City time, on March 6, 2017 until 5 p.m., New York City time, on March 30, 2017; and

(ii)	deliver the Notes, if the Notes are Physical Notes, to the Trustee at any time after delivery of the Repurchase Notice (together with all necessary endorsements) at the Corporate Trust Office of the Trustee, or effect book-entry transfer of the Notes, if the Notes are Global Notes, in compliance with the procedures of the Depositary, in each case such delivery being a condition to receipt by the Holder of the Repurchase Price therefor. (Pages C-3 and C-4)

If I exercise the Repurchase Right, when will I receive payment for my Notes?

The Company will deposit with the Paying Agent at or prior to 10:00 a.m., New York City time, on the Repurchase Date an amount of money sufficient to repurchase all of the Notes to be repurchased at the Repurchase Price. Subject to receipt of funds and/or Notes by the Paying Agent, payment for Notes surrendered for repurchase (and not withdrawn) will be made on the later of (i) the Repurchase Date and (ii) the time of book-entry transfer or the delivery of such Note to the Paying Agent by the Holder thereof, by mailing checks for the amount payable to the Holders of such Notes entitled thereto as they shall appear in the Note Register; provided, however, that payments to the Depositary shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee. (Page C-3)

Until what time may I withdraw my previous exercise of the Repurchase Right?

You may withdraw your exercise of the Repurchase Right with respect to any Notes at any time until 5:00 p.m., New York City time, on March 30, 2017. (Page C-5)

How do I withdraw my previous exercise of the Repurchase Right?

A Holder will be entitled to withdraw its election in the Repurchase Notice if the Paying Agent receives, prior to 5 p.m., New York City time, on March 30, 2017, a written notice specifying: (A) the name of such Holder, (B) a statement that such Holder is withdrawing its election to have the Notes repurchased by the Company on such Repurchase Date pursuant to Section 15 of the Indenture, (C) the certificate number(s) of such Notes to be so withdrawn, if such Notes are certificated, (D) the principal amount of such Notes to be so withdrawn, which amount must be US$1,000 or an integral multiple thereof, and (E) the principal amount, if any, of such Notes that remain subject to the Repurchase Notice delivered by such Holder in accordance with Section 15 of the Indenture, which amount must be US$1,000 or an integral multiple thereof. If the Notes are Global Notes, the notice to withdraw must comply with appropriate procedures of the Depositary. (Page C-5)

Do I need to do anything if I do not wish to exercise the Repurchase Right?

No. If you do not exercise the Repurchase Right before the expiration of the Repurchase Right, we will not repurchase your Notes on the Repurchase Date and such Notes will remain outstanding subject to their existing terms.

If I choose to exercise the Repurchase Right, do I have to exercise the Repurchase Right with respect to all of my Notes?

No. You may exercise the Repurchase Right with respect to all of your Notes or any portion of your Notes. If you wish to exercise the Repurchase Right with respect to a portion of your Notes, you must exercise the Repurchase Right with respect to Notes for a principal amount of US$1,000 or an integral multiple thereof. (Page C-1)

If I do not exercise the Repurchase Right, will I continue to be able to exercise my conversion rights?

Yes. If you do not exercise the Repurchase Right, your conversion rights will not be affected. You will continue to have the conversion rights subject to the terms, conditions and adjustments specified in the Indenture and the Notes, as summarized above, under the caption “What are my rights to convert my Notes?” (Page C-2)

If I exercise the Repurchase Right, will my receipt of cash for Notes with respect to which I exercised the Repurchase Right be a taxable transaction for U.S. federal income tax purposes?

Yes, the receipt of cash for Notes pursuant to the exercise of the Repurchase Right will generally be a taxable transaction to U.S. Holders (as defined in “Exhibit C.10—Material U.S. Federal Income Tax Considerations”) for U.S. federal income tax purposes. For a summary of material U.S. federal income tax considerations generally applicable to U.S. Holders who exercise the Repurchase Right, see Pages C-6, C-7 and C-8. You should consult with your tax advisor regarding the actual tax consequences to you.

Who is the Paying Agent?

Deutsche Bank Trust Company Americas, the Trustee under the Indenture, is serving as Paying Agent in connection with the Repurchase Right. Its address and telephone number are set forth in this Notice.

Whom can I talk to if I have questions about the Repurchase Right?

Questions and requests for assistance in connection with the exercise of the Repurchase Right may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth in this Notice.

Exhibit C

IMPORTANT INFORMATION CONCERNING THE REPURCHASE RIGHT

1.             Information Concerning the Company.  The Company is a live streaming platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company's core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online music and entertainment, online games, online dating, live game broadcasting and education.

The Company is incorporated in the Cayman Islands. The Company commenced operations in April 2005 and its ADSs began trading on the NASDAQ in November 2012 under the ticker symbol “YY.” The Company’s principal executive offices are located at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, People’s Republic of China and its telephone number is +86 (20) 8212-0000. The Company’s registered office in the Cayman Islands is located at the office of Codan Trust Company (Cayman) Limited of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands.

2.            Information Concerning the Notes.  The Notes were issued under the Indenture. The Notes mature on April 1, 2019.

2.1          Interest.  The Notes bear interest at the rate of 2.25% per year from the date specified on the face of such Note. Interest is payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 2014, to registered Holders at the close of business on the preceding March 15 and September 15, respectively. The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. Unless the Company fails to make the payment of the Repurchase Price for Notes for which a Repurchase Notice has been submitted and not properly withdrawn, such Notes will no longer be outstanding and interest on the Notes will cease to accrue on and after the Repurchase Date.

2.2          The Company’s Obligation to Purchase the Notes.  Pursuant to the terms of the Indenture and the Notes, on April 1, 2017, which is the Repurchase Date, the Company is obligated to repurchase all Notes for which the Repurchase Right has been timely exercised and not withdrawn by the Holders. This Repurchase Right will expire at 5:00 p.m., New York City time, on March 30, 2017, the Repurchase Expiration Time, which is the second Business Day immediately preceding the Repurchase Date. The terms and conditions of the Indenture and Notes require Holders that choose to exercise the Repurchase Right to do so by the Repurchase Expiration Time, and we do not expect to extend the period that Holders have to exercise the Repurchase Right unless required to do so by U.S. federal securities law. Regardless of whether we extend this period, the Indenture does not provide us with the right to delay the Repurchase Date. The repurchase by the Company of Notes for which the Repurchase Right is validly exercised is not subject to any condition other than such purchase being lawful, the relevant Notes being surrendered and the procedural requirements described in this Notice being satisfied. You may only exercise the Repurchase Right with respect to Notes in principal amounts equal to US$1,000 or integral multiples thereof.

2.3          Repurchase Price.  The Repurchase Price to be paid by the Company with respect to any and all Notes validly surrendered for repurchase and not withdrawn on the Repurchase Date is equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, April 1, 2017; provided that any such accrued and unpaid interest shall be paid to the Holders of such Notes at the close of business on March 15, 2017, the Regular Record Date immediately preceding the Repurchase Date.

The Repurchase Price, which will be paid in cash, is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or the ADSs. Thus, the Repurchase Price may be significantly greater or less than the market price of the Notes on the Repurchase Date. Holders are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and the ADSs before making a decision whether to exercise the Repurchase Right.

None of the Company, its board of directors or its executive officers is making any recommendation to Holders as to whether to exercise the Repurchase Right or refrain from exercising the Repurchase Right. Each Holder must make such Holder’s own decision whether to exercise the Repurchase Right with respect to such Holder’s Notes and, if so, the principal amount of Notes for which the Repurchase Right should be exercised.

2.4          Source of Funds.  The Company plans to use its cash balance and to arrange a loan in order to fund the repurchase of the Notes. The Company intends to borrow a loan (the “Loan”) from the Industrial and Commercial Bank of China (Thai) Public Company Limited. The principal amount of the Loan is US$80 million. The annualized interest rate of the Loan is LIBOR plus 1.7%, accruing from draw-down. As collateral for the Loan, the Company has deposited RMB500 million with China Zheshang Bank Co. Ltd. The Loan shall be repaid before March 1, 2018. The Company plans to repay the Loan using future net cash generated by operations.

2.5             Conversion Rights of the Notes.  Subject to and upon compliance with the provisions of the Indenture, a Holder will have the right, at such Holder’s option, to convert all or any portion (if the portion to be converted is US$1,000 principal amount or an integral multiple thereof) of such Note at any time prior to 5:00 p.m., New York City time, on March 28, 2019 at an initial conversion rate of 9.0334 ADSs (subject to certain adjustments) per US$1,000 principal amount of Notes. If a Holder has already delivered a Fundamental Change Repurchase Notice or a Repurchase Notice with respect to a Note, such Holder may not surrender that Note for conversion until the Holder has withdrawn the applicable repurchase notice in accordance with the Indenture. The conversion of your Notes is subject to the provisions regarding conversion contained in the Indenture and the Notes.

Generally, if you exercise the conversion right and the price per ADS is less than the Conversion Price during the relevant observation period, the value of the consideration that you receive in exchange for your Notes will be less than the aggregate principal amount of the Notes. The Conversion Price at any given time is computed by dividing US$1,000 by the applicable Conversion Rate at such time.

2.6             Market for the Notes and the Company’s ADSs.  There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Company’s ADSs and the market for similar securities. As of February 28, 2017, US$400,000,000 in aggregate principal amount of the Notes was outstanding.

The Company’s ADSs into which the Notes are convertible are listed on the NASDAQ under the ticker symbol “YY.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the ADSs as reported on the NASDAQ.

	Trading Price
	High	Low
Quarterly Highs and Lows	(US$)	(US$)
2015
First Quarter 2015	73.04	50.52
Second Quarter 2015	81.70	54.16
Third Quarter 2015	69.68	51.02
Fourth Quarter 2015	65.53	53.34
2016
First Quarter 2016	62.79	42.35
Second Quarter 2016	63.96	31.07
Third Quarter 2016	56.11	32.75
Fourth Quarter 2016	57.22	39.24
2017
First Quarter 2017 (through February 28, 2017)	49.90	37.81

On February 28, 2017, the closing price of the ADSs on the NASDAQ was US$44.29 per ADS. As of February 28, 2017, there were approximately 37,523,302 ADSs outstanding. We urge you to obtain current market information for the Notes, to the extent available, and the ADSs before making any decision to exercise the Repurchase Right.

2.7          Redemption.  Subject to the provisions of the Indenture, the Company may, at its option, on not less than 30 days’ nor more than 60 days’ prior notice, redeem all but not part of the Notes (except in respect of certain Holders that elect otherwise as described in the Indenture) in connection with a change in tax law at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the redemption date as described in the Indenture. Upon receiving such notice of redemption, each Holder will have the right to elect to not have its Notes redeemed, subject to the provisions of the Indenture.

2.8          Ranking.  The Notes are general senior unsecured obligations and rank (i) senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Notes, (ii) equal in right of payment to any of the Company’s future unsecured indebtedness of the Company that is not so subordinated, (iii) junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and (iv) structurally junior to all indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries.

3.           Procedures to Be Followed by Holders Electing to Exercise the Repurchase Right.  Holders will not be entitled to receive the Repurchase Price for their Notes unless they elect to exercise the Repurchase Right by delivering their Repurchase Notice on or before 5:00 p.m., New York City time, on March 30, 2017 and have not withdrawn the Repurchase Notice prior to 5:00 p.m., New York City time, on March 30, 2017. Holders may exercise the Repurchase Right with respect to some or all of their Notes. Any Repurchase Notice must specify a principal amount of Notes to be purchased by the Company of US$1,000 or an integral multiple thereof. If Holders do not elect to exercise the Repurchase Right, their Notes will remain outstanding subject to the existing terms of the Indenture and the Notes.

3.1         Method of Delivery. In accordance with Section 15.01 of the Indenture, to effect the repurchase of the Notes, the Holder thereof must:

(i)	deliver to the Trustee a duly completed Repurchase Notice, if the Notes are Physical Notes, or in compliance with the Depositary’s procedures for surrendering interests in Global Notes, if the Notes are Global Notes, in each case during the period beginning from 9:00 a.m., New York City time, on March 6, 2017 until 5 p.m., New York City time, on March 30, 2017; and

(ii)	deliver the Notes, if the Notes are Physical Notes, to the Trustee at any time after delivery of the Repurchase Notice (together with all necessary endorsements) at the Corporate Trust Office of the Trustee, or effect book-entry transfer of the Notes, if the Notes are Global Notes, in compliance with the procedures of the Depositary, in each case such delivery being a condition to receipt by the Holder of the Repurchase Price therefor.

3.2        Agreement to Be Bound by the Terms of the Repurchase Right. By exercising the Repurchase Right with respect to any portion of your Notes, you acknowledge and agree as follows:

•	such Notes shall be repurchased as of the Repurchase Date pursuant to the terms and conditions set forth in this Notice;

•	you agree to all of the terms of this Repurchase Right Notice;

•	you have received this Notice and acknowledge that this Notice provides the notice required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in this Repurchase Right Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, you (i) irrevocably sell, assign and transfer to the Company all right, title and interest in and to all the Notes surrendered, (ii) release and discharge the Company and its directors, officers, employees and affiliates from any and all claims you may now have, or may have in the future, arising out of, or related to, the Notes, including, without limitation, any claims that you are entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes and (iii) irrevocably constitute and appoint the Paying Agent as your true and lawful agent and attorney-in-fact with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes on the account books maintained by the Depositary, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company for the Repurchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Notice;

•	you represent and warrant that you (i) own the Notes surrendered and are entitled to surrender such Notes and (ii) have full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for purchase and repayment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	you agree, upon request from the Company, to execute and deliver any additional transfer documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•	you understand that all Notes properly surrendered for purchase prior to 5:00 p.m., New York City time, on March 30, 2017 for which a Repurchase Notice has been delivered and not withdrawn prior to 5:00 p.m., New York City time, on March 30, 2017, will be purchased at the Repurchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes, this Notice and related notice materials, as amended and supplemented from time to time;

•	surrendered Notes may be withdrawn by complying with the withdrawal procedures of the Depositary at any time prior to 5:00 p.m., New York City time, on March 30, 2017; and

•	all authority conferred or agreed to be conferred pursuant to your exercise of the Repurchase Right hereby shall survive your death or incapacity and every obligation of yours shall be binding upon your heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives.

4.            Right of Withdrawal. You may withdraw your previous exercise of the Repurchase Right with respect to any Notes at any time prior to 5:00 p.m., New York City time, on March 30, 2017, which is the second Business Day immediately prior to the Repurchase Date.

A Holder will be entitled to withdraw its election in the Repurchase Notice if the Paying Agent receives, prior to 5 p.m., New York City time, on March 30, 2017, a written notice specifying: (A) the name of such Holder, (B) a statement that such Holder is withdrawing its election to have the Notes repurchased by the Company on such Repurchase Date pursuant to Section 15 of the Indenture, (C) the certificate number(s) of such Notes to be so withdrawn, if such Notes are certificated, (D) the principal amount of such Notes to be so withdrawn, which amount must be US$1,000 or an integral multiple thereof, and (E) the principal amount, if any, of such Notes that remain subject to the Repurchase Notice delivered by such Holder in accordance with Section 15 of the Indenture, which amount must be US$1,000 or an integral multiple thereof. If the Notes are Global Notes, the notice to withdraw must comply with appropriate procedures of the Depositary.

In addition, pursuant to Rule 13e-4(f)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act” ), Holders are advised that if they timely surrender Notes for purchase under the Repurchase Right, they are also permitted to withdraw such Notes on April 27, 2017 (New York City time) in the event that we have not yet accepted the Notes for payment as of that time. Pursuant to the Indenture, we are required to forward the appropriate amount of cash required to pay the Repurchase Price for your Notes to the Paying Agent, at or prior to 10:00 a.m., New York City time, on the Repurchase Date.

5.            Payment for Surrendered Notes. The Company will deposit with the Paying Agent at or prior to 10:00 a.m., New York City time, on the Repurchase Date an amount of money sufficient to repurchase all of the Notes to be repurchased at the Repurchase Price. Subject to receipt of funds and/or Notes by the Paying Agent, payment for Notes surrendered for repurchase (and not withdrawn) will be made on the later of (i) the Repurchase Date and (ii) the time of book-entry transfer or the delivery of such Note to the Paying Agent by the Holder thereof, by mailing checks for the amount payable to the Holders of such Notes entitled thereto as they shall appear in the Note Register; provided, however, that payments to the Depositary shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee.

6.            Notes Acquired. Any Notes repurchased by us pursuant to the Repurchase Right will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7.            Plans or Proposals of the Company. Except as publicly disclosed on or prior to the date of this Notice, neither the Company nor its directors and executive officers currently has any plans, proposals or negotiations that would be material to a Holder’s decision to exercise the Repurchase Right, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy or in the indebtedness or capitalization of the Company or any of its subsidiaries;

•	any change in the present board of directors or management of the Company or any of its subsidiaries, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company or any of its subsidiaries;

•	any class of equity securities of the Company or any of its subsidiaries being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company or any of its subsidiaries becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

8.            Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Based on a reasonable inquiry by the Company:

•	none of the executive officers or directors of the Company or any associate of such executive officers or directors owns any Notes; and

•	during the 60 days preceding the date of this Notice, none of the executive officers or directors of the Company has engaged in any transactions in the Notes.

9.            Agreements Involving the Company’s Securities. The Company has entered into the following agreements relating to the Notes:

•	the Indenture.

There are no agreements between the Company and any other person with respect to any other securities issued by the Company that are material to the Repurchase Right or the Notes. The Company is not aware of any agreements between any directors or executive officers of the Company and any other person with respect to any other securities issued by the Company that are material to the Repurchase Right or the Notes.

10.            Material U.S. Federal Income Tax Considerations.

The following discussion is a summary of material U.S. federal income tax considerations relating to the exercise of the Repurchase Right by U.S. Holders (defined below) of our Notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below. This summary is for general information only and does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers in securities or currencies, traders in securities that elect mark-to-market treatment, partnerships and other pass-through entities and holders of interests therein, pension plans, regulated investment companies, real estate investment trusts, cooperatives, foreign entities treated as domestic corporations for U.S. federal income tax purposes, and tax-exempt organizations (including private foundations)), holders that hold their Notes as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, U.S. expatriates and certain former citizens or long-term residents of the United States, U.S. Holders whose “functional currency” is not the U.S. dollar, persons liable for alternative minimum tax, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary is limited to U.S. Holders who hold the Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary of U.S. federal income tax considerations does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, or the Medicare net investment income tax. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations relating to the exercise of the Repurchase Right of our Notes.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Notes that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Notes, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Notes, you are urged to consult your tax advisor regarding the tax consequences of the exercise of the Repurchase Right.

Sale of Notes Pursuant to the Repurchase Right

Upon exercise of the Repurchase Right, subject to the discussion of market discount below, a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash proceeds received on the exercise, and (ii) such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal its cost, increased by any accrued market discount if the U.S. Holder has elected to include such market discount as it accrued (as described below), and reduced (but not to below zero) by amortizable bond premium (generally, the excess, if any, of the tax basis of the Note to a U.S. Holder immediately after its acquisition over the principal amount of the Note payable at maturity) allowed as an offset against interest income with respect to the Note. Except to the extent it is subject to the market discount rules discussed below, any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, the Note has been held for more than one year. Non-corporate U.S. Holders will generally be eligible for beneficial rates on long-term capital gains. The deductibility of capital losses is subject to limitations. The gain or loss will generally be treated as U.S. source gain or loss.

Market Discount

The Notes have “market discount” if their stated redemption price at maturity (as defined for purposes of the market discount rules) exceeds their tax basis in the hands of a U.S. Holder immediately after their acquisition, unless a statutorily defined de minimis exception applies. Gain recognized by a U.S. Holder with respect to the Notes acquired with market discount generally will be subject to tax as ordinary income to the extent of the market discount accrued during the period the Notes were held by such U.S. Holder, unless the U.S. Holder previously elected to include market discount in income as it accrued for U.S. federal income tax purposes. Market discount is accrued on a ratable basis, unless the U.S. Holder elected to accrue market discount using a constant-yield method. Gain in excess of accrued market discount will be subject to the capital gains rules described above.

Information Reporting

Proceeds of the exercise of the Repurchase Right generally are subject to information reporting unless the U.S. Holder is an exempt recipient.

11.            Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Station Place, 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Repurchase Right. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

12.            No Solicitation. The Company has not employed any person to make solicitations or recommendations in connection with the Repurchase Right.

13.            Conflicts. In the event of any conflict between this Notice on the one hand and the terms of the Indenture or the Notes or any applicable laws on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.